Mail Stop 6010

October 12, 2006

Mr. Richard Smith
President and Chief Executive Officer
First Mercury Financial Corporation
29621 Northwestern Highway
Southfield, Michigan 48034

Re: First Mercury Financial Corporation
**   Amendment No. 3 to Form S-1 Registration Statement**
**   File No. 333-134573**

Dear Mr. Smith:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include a recently dated accountant's consent letter with your amended filing as
        required by Item 601 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-13

2.   Please remove the auditors' restriction at the bottom of the audit opinion, prior to the registrant becoming effective.

                        *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Ibolya Ignat at 202-551-3656 or Joseph Roesler at 202-551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

                                        Regards,

                                        Jeffrey P. Riedler
                                        Assistant Director

Cc: Scott M. Williams, Esq.
        McDermott Will & Emery LLP
        227 West Monroe Street
        Chicago, Illinois 60606